Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following description of the Company’s capital stock and provisions of its Articles of Incorporation and Bylaws are summaries and are qualified by reference to the Company’s Articles of Incorporation and Bylaws.

General

Our Articles of Incorporation authorizes the issuance of 150,000,000 shares of capital stock, 50,000,000 shares of which are designated as common stock, par value $0.0001 per share, 1,000,000 shares of which are designated as Series A Preferred Stock, par value $5.00 per share, 1,200,000 shares of which are designated as Series B Preferred Stock, 30,375 shares of which are designated as Series C-1 Convertible Preferred Stock, par value $0.0001 per share, and 8,576 shares of which are designated as Series C-2 Convertible Preferred Stock, par value $0.0001 per share and 97,761,049 of which are designated as preferred stock, par value $0.0001 per share. As of December 31, 2024, we have 4,476,196 shares of common stock issued and outstanding and no shares of Series A Preferred Stock issued or outstanding, 1,200,000 shares of Series B Preferred Stock issued but not outstanding, 30,375 shares of Series C-1 Convertible Preferred Stock issued and outstanding, and 8,576 shares of Series C-2 Convertible Preferred Stock issued and outstanding.

Common Stock

Each stockholder of our common stock is entitled to a pro rata share of cash distributions made to stockholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our board of directors from funds legally available therefore. Cash dividends are at the sole discretion of our board of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stockholders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of NAYA.

Series A Preferred Stock

On November 20, 2023, the Company filed with the Nevada Secretary of State a Certificate of Designation of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”) which sets forth the rights, preferences, and privileges of the Series A Preferred Stock. One million (1,000,000) shares of Series A Preferred Stock with a stated value of $5.00 per share were authorized under the Series A Certificate of Designation.

Each share of Series A Preferred Stock had a stated value of $5.00, which was convertible into shares of the Company’s common stock at a fixed conversion price equal to $2.20 per share, subject to adjustment. The Company could not effect the conversion of any shares of Series A Preferred Stock if, after giving effect to the conversion or issuance, the holder, together with its affiliates, would have beneficially owned more than 9.99% of the Company’s outstanding common stock. Moreover, the Company could not effect the conversion of any shares of Series A Preferred Stock if, after giving effect to the conversion or issuance, the holder, together with its affiliates, would beneficially own more than 19.99% of the Company’s outstanding common stock unless and until the Company receives the approval required by the applicable rules and regulations of The Nasdaq Stock Market LLC (or any subsequent trading market).

Each share of Series A Preferred Stock would have automatically converted into common stock upon the closing of a merger (the “Merger”) of INVO Merger Sub Inc., a wholly owned subsidiary of the Company and a Delaware corporation (“Merger Sub”), with and into NAYA Therapeutics, Inc., a Delaware corporation formerly known as NAYA Biosciences, Inc. (“Legacy NAYA”) pursuant to an Agreement and Plan of Merger, as amended, by and among the Company, Merger Sub, and Legacy NAYA (the “Merger Agreement”).

The holders of Series A Preferred Stock would have been entitled to receive a pro-rata portion, on an as-if converted basis, of any dividends payable on common stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up, or sale of the Company (other than the Merger), each holder of Series A Preferred Stock would have been entitled to receive its pro rata portion of an aggregate payment equal to (i) $5.00, multiplied by (ii) the total number of shares of Series A Preferred Stock issued under the Series A Certificate of Designation.

Other than those rights provided by law, the holders of Series A Preferred Stock did not have any voting rights.

Series B Preferred Stock

On November 20, 2023, the Company filed with the Nevada Secretary of State a Certificate of Designation of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”) which sets forth the rights, preferences, and privileges of the Series B Preferred Stock. One million two hundred (1,200,000) shares of Series B Preferred Stock with a stated value of $5.00 per share were authorized under the Series B Certificate of Designation.

Each share of Series B Preferred Stock had a stated value of $5.00, which was convertible into shares of the Company’s common stock at a fixed conversion price equal to $5.00 per share, subject to adjustment. The Company could not effect the conversion of any shares of Series B Preferred Stock if, after giving effect to the conversion or issuance, the holder, together with its affiliates, would beneficially own more than 19.99% of the Company’s outstanding common stock unless and until the Company receives the approval required by the applicable rules and regulations of Nasdaq (or any subsequent trading market).

Each share of Series B Preferred Stock would have automatically converted into common stock upon the closing of the Merger.

The holders of Series B Preferred Stock were entitled to receive a pro-rata portion, on an as-if converted basis, of any dividends payable on common stock.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up, or sale of the Company (other than the previously announced merger with NAYA), each holder of Series B Preferred Stock would have been entitled to receive its pro rata portion of an aggregate payment equal to (i) $5.00, multiplied by (ii) the total number of shares of Series B Preferred Stock issued under the Series B Certificate of Designation.

Other than those rights provided by law, the holders of Series B Preferred Stock did not have any voting rights.

Series C-1 Preferred

On October 14, 2024, the Company filed with the Nevada Secretary of State a Certificate of Designation of Series C-1 Convertible Preferred Stock (the “Series C-1 Certificate of Designation”) which sets forth the rights, preferences, and privileges of the Series C-1 Preferred Stock. Thirty thousand three hundred seventy five (30,375) shares of Series C-1 Preferred Stock with a stated value of $1,000.00 per share were authorized under the Series C-1 Certificate of Designation.

Each share of Series C-1 Preferred Stock has a stated value of $1,000.00, which is convertible into shares of the Company’s common stock at a conversion price equal to $1.02913 per share, subject to adjustment. The Series C-1 Preferred Stock may not be converted into shares of the Company’s common stock unless and until the Company’s stockholders approve the issuance of common stock upon conversion of the Series C-1 Preferred Stock. Each share of Series C-1 Preferred Stock shall automatically convert into the Company’s common stock if the Company’s stockholders approve the issuance, except that the Company may not effect such conversion if, after giving effect to the conversion or issuance, the holder, together with its affiliates, would beneficially own in excess of 19.99% of the Company’s outstanding common stock.

Commencing on the ninety-first (91st) day after the first issuance of any Series C-1 Preferred Stock, the holders of Series C-1 Preferred Stock shall be entitled to receive dividends on the stated value at the rate of two percent (2%) per annum, payable in shares of the Company’s common stock at the conversion price. Such dividends shall continue to accrue until paid. Such dividends will not be paid in shares of the Company’s common stock unless and until the Company’s stockholders approve the issuance of common stock upon conversion of the Series C-1 Convertible Preferred Stock. The holders of Series C-1 Preferred Stock shall also be entitled to receive a pro-rata portion, on an as-if convertible basis, of any dividends payable on common stock.

The Series C-1 Preferred ranks senior to the Company’s common stock and junior to the Series C-2 Preferred Stock (described below). Subject to the rights of the holders of any senior securities, in the event of any voluntary or involuntary liquidation, dissolution, or winding up, or sale of the Company, each holder of Series C-1 Preferred Stock shall be entitled to receive its pro rata portion of an aggregate payment equal to the amount as would be paid on the Company’s common stock issuable upon conversion of the Series C-1 Preferred Stock, determined on an as-converted basis, without regard to any beneficial ownership limitation.

Other than those rights provided by law, the Series C-1 Preferred Stock has no voting rights. The Series C-1 Preferred Stock is not redeemable.

Series C-2 Preferred Stock

On October 14, 2024, the Company filed with the Nevada Secretary of State a Certificate of Designation of Series C-2 Convertible Preferred Stock (the “Series C-2 Certificate of Designation”) which sets forth the rights, preferences, and privileges of the Series C-2 Preferred Stock. Eight thousand five hundred seventy six (8,576) shares of Series C-2 Preferred Stock with a stated value of $1,000.00 per share were authorized under the Series C-2 Certificate of Designation.

Each share of Series C-2 Preferred Stock has a stated value of $1,000.00, which, along with any additional amounts accrued thereon pursuant to the terms of the Series C-2 Certificate of Designation (collectively, the “Conversion Amount”) is convertible into shares of the Company’s common stock at a conversion price equal to $0.6893 per share, subject to adjustment. The Series C-2 Preferred Stock may not be converted into shares of the Company’s common stock unless and until the Company’s stockholders approve the issuance of common stock upon conversion of the Series C-2 Convertible Preferred Stock. Each share of Series C-2 Preferred Stock shall become convertible into the Company’s common stock at the option of the holder of such Series C-2 Preferred Stock shares if the Company’s stockholders approve the issuance of common stock upon conversion of the Series C-2 Preferred Stock, except that the Company may not effect such conversion if, after giving effect to the conversion or issuance, the holder, together with its affiliates, would beneficially own in excess of 9.99% of the Company’s outstanding common stock.

Commencing on the ninety-first (91st) day after the first issuance of any Series C-2 Preferred Stock, the holders of Series C-2 Preferred Stock shall be entitled to receive dividends on the stated value at the rate of ten percent (10%) per annum, payable in shares of the Company’s common stock, with each payment of a dividend payable in shares of the Company’s common stock at a conversion price of eighty-five percent (85%) of the average of the volume weighted average price of the Company’s common stock for the five (5) trading days before the applicable dividend date. Such dividends shall continue to accrue until paid. Such dividends will not be paid in shares of the Company’s common stock unless and until the Company’s stockholders approve the issuance of common stock upon conversion of the Series C-2 Preferred Stock. The holders of Series C-2 Preferred Stock shall also be entitled to receive a pro-rata portion, on an as-if convertible basis, of any dividends payable on common stock.

The Series C-2 Preferred Stock ranks senior to the Company’s common stock and to the Series C-1 Preferred. Stock Subject to the rights of the holders of any senior securities, in the event of any voluntary or involuntary liquidation, dissolution, or winding up, or sale of the Company, each holder of Series C-2 Preferred Stock shall be entitled to receive its pro rata portion of an aggregate payment equal to the greater of (a) 125% of the Conversion Amount with respect to such shares, and (b) the amount as would be paid on the Company’s common stock issuable upon conversion of the Series C-2 Preferred Stock, determined on an as-converted basis, without regard to any beneficial ownership limitation.

Other than those rights provided by law, the Series C-2 Preferred Stock has no voting rights. The Series C-2 Preferred Stock is only redeemable upon a “Bankruptcy Triggering Event” or a “Change of Control” that occurs 210 days after the closing date of the Merger.

Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws and the Nevada Anti-Takeover Provisions

Some provisions of Nevada law and our amended and restated articles of incorporation and bylaws contain provisions that could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation and bylaws provide for the following:

●	Preferred Stock. The ability to authorize preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

●	Requirements for Advance Notification of Stockholder Nominations. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

●	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the majority board of directors, the chairman of the board of directors or the chief executive officer.

●	Amendment of Bylaws. Our board of directors have the sole power to amend the bylaws.

Nevada Anti-Takeover Provision

Section 78.438 of the Nevada Revised Statutes (“NRS”) prohibits a publicly held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last two years has owned 10% of the outstanding voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, or falls within certain exemptions under the NRS. As a result of these provisions in our charter documents under Nevada law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

Transfer Agent and Registrar

We have engaged the services of Transfer Online, Inc. as our transfer agent and registrar.